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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934





FOR JUNE 4, 2002




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)




REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---

This Form 6-K is designated as incorporated by reference into the Form F-10 Registration Statement filed with the Securities and Exchange Commission on June 4, 2002 with file number 333-89750.


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                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DRAXIS HEALTH INC.





                                       By: /s/  DOUGLAS M. PARKER
                                         -------------------------------------
                                                General Counsel &
                                                Secretary



DATED: JUNE 4, 2002



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